Mail Stop 3561

January 26, 2010

Richard A. Rappaport
President
SRKP 16, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

   Re: **SRKP 16, Inc.**
     Form 10-K for Fiscal Year Ended
     December 31, 2008
     Filed February 18, 2009
     File No. 000-52932

Dear Mr. Rappaport,

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Brian K. Bhandari
       Accounting Branch Chief
       Office of Beverages, Apparel and
       Health Care Services